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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-44780

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2004 (MM/DD/YY) AND ENDING DECEMBER 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: METROPOLITAN WEST SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11440 SAN VICENTE BLVD.
(No. and Street)

LOS ANGELES	CA	90049
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

RICHARD SCHWEITZER, CHIEF FINANCIAL OFFICER (310) 979-6300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

ONE MELLON CENTER, 25TH FLOOR	PITTSBURGH,	PA	15219-2598
(Address)	(City)	(State)	(Zip Code)

PROCESSED
APR 04 2005
THOMSON FINANCIAL

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

VF 3-28-05

OATH OR AFFIRMATION

I, Richard Schweitzer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Metropolitan West Securities, LLC, as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

YOLANDA ZUNIGA
COMM. # 1537348
NOTARY PUBLIC-CALIFORNIA
LOS ANGELES COUNTY
COMM. EXP. JAN. 18, 2009

Signature

Chief Financial Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

METROPOLITAN WEST SECURITIES, LLC
(A Wholly Owned Subsidiary of
Wachovia Corporation)

Statement of Financial Condition

December 31, 2004

(With Independent Auditors' Report Thereon)

KPMG

KPMG LLP
One Mellon Center
Pittsburgh, PA 15219

Telephone 412 391 9710
Fax 412 391 8963
Internet www.us.kpmg.com

Independent Auditors' Report

Members of the Management Committee
Metropolitan West Securities, LLC:

We have audited the accompanying statement of financial condition of Metropolitan West Securities, LLC (the Company), a wholly owned subsidiary of Wachovia Corporation, as of December 31, 2004. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit of a statement of financial condition includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit of a statement of financial condition also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of the Company as of December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

Pittsburgh, Pennsylvania
January 31, 2005

METROPOLITAN WEST SECURITIES, LLC
(A Wholly Owned Subsidiary of Wachovia Corporation)

Statement of Financial Condition

December 31, 2004

Assets		
Cash and cash equivalents (note 1)	$	9,852,240
Accounts receivable		2,812,263
Property and equipment - at cost (net of accumulated depreciation of $3,030,246) (note 1)		394,712
Income tax receivable from affiliate (note 4)		21,757,998
Other assets (note 4)		513,873
Total assets	$	35,331,086
Liabilities and Member's Equity		
Payable to affiliate (note 4)	$	154,898
Accrued compensation and benefits		2,632,701
Income tax payable to affiliate (note 4)		3,000,086
Other liabilities and accrued expenses		896,227
Total liabilities		6,683,912
Member's equity:		
Member's equity (note 2)		28,647,174
Total liabilities and member's equity	$	35,331,086

See accompanying notes to statement of financial condition.

(1) Summary of Significant Accounting Policies

Metropolitan West Securities, LLC (the Company) is a registered investment adviser under the Investment Advisers Act of 1940 (the Advisers Act). The Company is also a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. (NASD). On January 2, 2004, the Company was acquired by Wachovia Corporation (Wachovia). The Company is now a wholly owned subsidiary of Wachovia. The Company's customers consist of corporations, pension plans, municipalities, mutual funds, and insurance companies.

The Company's business operations are composed largely of its activities as an investment advisor, which include securities lending services and fixed income asset management services. As a broker-dealer, the Company may effect securities transactions for brokerage customers; any such transactions are executed and cleared by another broker-dealer on a fully disclosed basis. The Company does not effect securities transactions as a broker-dealer for its investment advisory customers. All securities transactions for customers, whether investment advisory or brokerage customers, are effected on a delivery versus payment basis, including securities lending transactions.

The Company primarily earns fees arranging securities lending transactions and has collateral requirements in excess of 100%. The Company is exposed to credit risk as a result of its policy of indemnifying its securities lending clients against borrower default. This risk is mitigated by entering into loan transactions only with well-capitalized counterparties and by having these counterparties provide excess collateral. All exposure is marked market daily. At December 31, 2004, there was $50.0 billion in collateral supporting $48.9 billion of customer securities on loan to borrowers. The Company's operations and activities expose it to error and/or omissions risk in fulfilling its responsibilities. The Company has errors and omissions insurance to limit this exposure.

(a) *Cash and Cash Equivalents*

For purposes of the statements of cash flows, the Company defines cash equivalents as highly liquid overnight deposits.

(b) *Property and Equipment*

Property and equipment are stated at cost. Depreciation is provided for using the straight-line method over the estimated useful lives of the related assets, which range from three to seven years. Leasehold improvements are amortized over the lives of the leases. Computer software developed or obtained for internal use is depreciated over five years.

(c) *Income Taxes*

The Company is a single member, limited liability company. A single member, limited liability company generally is treated as a disregarded entity for federal tax purposes. As the Company is considered a division of Wachovia, federal tax expense will continue to be recorded by the Company. For state tax purposes, liabilities arising from the operations of the Company are the responsibility of Wachovia.

The Company's results for the year ended December 31, 2004 will be included in the consolidated Wachovia federal tax return for the year ended December 31, 2004. Pursuant to a tax-sharing agreement with Wachovia, the current tax liability is determined on a separate return basis with benefits for net losses and credits recorded when realized in the Wachovia consolidated tax return. The Company also files separate company state income tax returns and is included as part of certain state combined, consolidated, and unitary income tax return along with other subsidiaries of Wachovia.

Deferred income taxes are computed on a separate entity basis. Deferred tax assets and liabilities are recognized for the expected future tax consequences attributable to differences between the financial statement carrying amount and the tax basis of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(d) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosures of contingent assets and liabilities, at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

(e) Affiliate Expense

In addition to specific operating expenses incurred by the Company and charged directly to operations, certain management, accounting, and other costs are incurred in common for the Company by Wachovia and its other subsidiaries. The Company is allocated a share of these costs proportionally based on an appropriate methodology for each type of expense. Management believes the allocation methods used are reasonable and appropriate in the circumstances.

(2) Net Capital Requirement

The Company, as a registered broker-dealer in securities, is subject to the net capital rule adopted by the Securities Exchange Commission (SEC) and administered by the NASD. This rule requires that the Company's "aggregate indebtedness" not exceed 15 times its "net capital," as defined. The NASD may require a broker-dealer to reduce its business activity if its net capital ratio should exceed 12 to 1 and may prohibit a broker-dealer from expanding its business if the ratio exceeds 10 to 1. At December 31, 2004, the Company's net capital ratio was 2.1 to 1, and its net capital was $3,153,786 compared with minimum net capital required of $445,594 (resulting in excess net capital of $2,708,192).

(3) Reserve Requirements for Brokers and Dealers

The Company is exempt from the provisions of Rule 15c3-3 (pursuant to paragraph k(2)(ii) of such Rule) under the Securities Exchange Act of 1934 as an introducing broker or dealer that carries no customers' accounts, promptly transmits any customer funds and customer securities to the clearing broker or dealer, and does not otherwise hold funds or securities of customers. Operating under such exemption, the Company has not prepared a Determination of Reserve Requirements for Brokers or Dealers.

(4) Related Party Transactions

The significant affiliate amounts at December 31, 2004 are as follows:

Income tax receivable from affiliate	$	21,757,998
Other assets		332,440
Payable to affiliate		154,898
Income tax payable to affiliate		3,000,086

(5) Commitments

The Company leases its office facilities under the terms of operating leases. The aggregate future minimum annual noncancelable lease commitments are as follows as of December 31, 2004:

Year ending December 31:		
2005	$	813,317
2006		557,891
2007		546,144
2008		487,456
2009		370,080
Thereafter		2,960,640
Total	$	5,735,528

(6) Employee Benefits

The Company participates in a noncontributory, defined benefit pension plan, sponsored by Wachovia, which covers substantially all employees. Because the Company participates in the plan with other subsidiaries of Wachovia, an analysis setting forth the plan's funded status at December 31, 2004 cannot be separately determined for the Company.

The Company participates in a defined contribution retirement savings plan, sponsored by Wachovia, covering substantially all employees. Employees become eligible to participate after one full year of service. If a participant decides to contribute, a portion of the contribution is matched by Wachovia.

(Continued)

The Company participates in other employee benefit plans, sponsored by Wachovia, that provide healthcare, life insurance, and other postretirement benefits covering substantially all retired employees. The plans include participant contributions, deductibles, co-insurance provisions, and service-related eligibility requirements. Since the Company participates in the plans with other subsidiaries of Wachovia, an analysis setting forth the funded status of the plans at December 31, 2004 cannot be separately determined for the Company.

(7) Income Taxes

The sources and tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities for the period ended December 31, 2004 are presented below:

Deferred income tax assets:		
Accrued postretirement benefits	$	14,993
Deferred compensation		947,522
Depreciation		165,252
Accrued expenses, deductible when paid		327,198
Intangibles		19,062,935
Deferred income tax assets		20,517,900
Deferred income tax assets valuation allowance		—
Net deferred income tax assets		20,517,900
Deferred income tax liabilities:		
Prepaid pension expense		(121,540)
Deferred income tax liabilities		(121,540)
Net deferred income tax assets	$	20,396,360

The realization of net deferred tax assets may be based on utilization of carrybacks to prior taxable periods, anticipation of future taxable income in certain periods, and the utilization of tax-planning strategies. Management has determined that it is more likely than not that the net deferred tax asset can be supported by expected future taxable income.